July 13, 2006

VIA EDGAR and FACSIMILE (202) 772-9208

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C.  20549-0408
Attention:  Mr. Donald A. Walker

RE:         Trinity Capital Corporation

Form 10-K for the fiscal year ended December 31, 2005

File No. 000-50266

Dear Mr. Walker:

Trinity Capital Corporation (“Trinity”) is writing to inform you that we will be amending our Form 10-K for the fiscal year ended December 31, 2005 as requested.  We should have this amendment filed via EDGAR on or before Friday, July 21, 2006.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ William C. Enloe

William C. Enloe

President and Chief Executive Officer

cc:           Robert Fleetwood, Barack Ferrazzano

Heather Boone, General Counsel

Daniel Bartholomew, Chief Financial Officer